                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2001


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



                 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F  X            Form 40-F
                             ---                    ----



                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                No   X
                             ---               ---


                 [If "Yes" is marked, indicate below the file number assigned
        to the registrant in connection with Rule 12g3-2(b):  82-       ]
                                                                 -------



                           -------------------------


      This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
              Corporation (Registration Statement No. 333-11306)


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                               DAIMLERCHRYSLER AG




      FORM 6-K:   TABLE OF CONTENTS



      1. Press release of DaimlerChrysler AG, dated February 7, 2001, announcing key financial figures for 2000




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                                                                               1

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                                DAIMLERCHRYSLER


                                                               Press Information

                                                                February 7, 2001


Contact:
Lori McTavish                        Phone + 1-248-512-2666
Thomas Froehlich                     Phone + 49-711-17-93311


DAIMLERCHRYSLER ANNOUNCES KEY FINANCIAL FIGURES
FOR 2000

- OPERATING PROFIT FOR 2000 INCLUDING ONE-TIME EFFECTS DOWN 11% TO EURO 9.8 BN, ADJUSTED FOR ONE-TIME EFFECTS DOWN 49% TO EURO 5.2 BN

- NET INCOME UP 37% TO EURO 7.9 BN; EXCLUDING ONE-TIME EFFECTS DOWN 44% TO EURO 3.5 BN

- EARNINGS PER SHARE ROSE BY 37% TO EURO 7.87, EXCLUDING ONE-TIME EFFECTS EURO 3.47 AFTER EURO 6.21 IN 1999

-     BOARD OF MANAGEMENT PROPOSES DIVIDEND OF EURO 2.35 PER SHARE

Stuttgart/Auburn Hills -- Revenues of DaimlerChrysler Group for the full year of 2000 grew by 8% to EURO 162.4 bn., calculated on a comparable basis the increase was 12%.

Operating profit for the full year including one-time effects decreased 11% to EURO 9.8 bn. while net income increased significantly by 37% to EURO 7.9 bn. and earnings per share rose from EURO 5.73 to EURO 7.87, the company announced the key financials figures following a Board of Management meeting, at which the financial statements for 2000 were approved.

Excluding one-time effects totalling EURO 4.5 bn. operating profit was significantly impacted by second half losses in the North American market, especially at Chrysler Group and

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                                        2

declined by 49% to EURO 5.2 bn. Net income was down 44% to EURO 3.5 bn. (1999: EURO 6.2 bn.) and earnings per share were lower at EURO 3.47 (1999: EURO 6.21)

The above mentioned one-time effects included in the operating profit for 2000 arose primarily from the strategic decision to concentrate on the company's core automotive business. The major items were the IT Joint venture with Deutsche Telekom resulting in a de-consolidation of debis Systemhaus, DaimlerChrysler's IT services company, as well as the foundation/IPO of EADS.

DIVIDEND PROPOSAL

The Board of Management recommends to the Supervisory Board a dividend for the year 2000 of EUR 2.35 per share, which is the same as was paid for 1999.

The financial statement and the Board's dividend proposal are subject to approval by DaimlerChrysler's Supervisory Board at its meeting on February 23, 2001.

This press release contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this release, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward looking statements.

INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at:

WWW.MEDIA.DAIMLERCHRYSLER.COM

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                                                              3

KEY FIGURES OF THE DAIMLERCHRYSLER GROUP

                                                      FULL YEAR

                                       2000         2000      1999         00:99
                                                                           IN %
- in millions -                         US$         EURO      EURO
REVENUES                            152,446       162,384   149,985       +8*)

                                                            *) COMPARABLE +12%

OPERATING PROFIT                      9,155        9,752    11,012         (11)
ADJUSTED                              4,894        5,213    10,316         (49)

NET INCOME                            7,411        7,894     5,746         +37
EARNINGS PER SHARE                     7.39         7.87      5.73         +37
(IN US$/EURO)

NET INCOME ADJUSTED                   3,268        3,481     6,226         (44)
EARNINGS PER SHARE ADJUSTED (IN        3.26         3.47      6.21         (44)
US$/EURO)

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                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          DaimlerChrysler AG


                                          By: /s/ ppa. Hans-Georg Bruns
                                             --------------------------------
                                             Name:  Dr. Hans-Georg Bruns
                                             Title: Vice President
                                                    Chief Accounting Officer


                                          By: /s/ i. V. Robert Koethner
                                             --------------------------------
                                             Name:  Robert Koethner
                                             Title: Director


Date: February 7, 2001